Hogan Lovells US LLP 4085 Campbell Avenue Suite 100 Menlo Park, CA 94025 T +1 650 463 4000 F +1 650 463 4199 www.hoganlovells.com

FOIA CONFIDENTIAL TREATMENT REQUEST

Requested by Immune Design Corp.

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH “[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

July 7, 2014

BY FEDERAL EXPRESS

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immune Design Corp.
Registration Statement on Form S-1
Filed June 23, 2014, and as amended June 30, 2014
File No. 333-196979

Dear Mr. Riedler:

On behalf of Immune Design Corp. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”). This letter provides the Staff with supplemental information concerning the current price range for the Company’s offering in response to Comment No. 10 in the letter from the Staff (the “Staff”), dated May 22, 2014 (the “Comment Letter”), addressed to Carlos Paya, M.D., Ph.D., relating to the Company’s confidential draft registration statement on Form S-1.

For ease of reference, the Staff’s comment is set forth in italic type immediately before the response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s response refer to page numbers in Amendment No. 2 to the Registration Statement, which the Company currently expects to file on July 14, 2014.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Alicante Amsterdam Baltimore Beijing Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rio de Janeiro Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	- 2 -	July 7, 2014

Managements’ Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-Based Compensation, page 52

10.	We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance since October 2013 through the date of effectiveness.

The Company respectfully advises the Staff that the Company currently expects a price range of $[***] to $[***] per share (the “Price Range”) for its initial public offering (the “IPO”), which takes into account an estimated [***]-for-[***] reverse stock split of the Company’s capital stock (the “Reverse Stock Split”), representing approximately a $[***] million pre-money valuation at the midpoint of the Price Range.

As is typical in initial public offerings, the estimated price range for the Company’s IPO was not derived using a formal determination of fair value, but was determined based on the Company’s best estimates following discussions between the Company, its Board of Directors (the “Board”) and the managing underwriters of the IPO, that took place between July 1 and July 3, 2014. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	assumptions regarding the demand for the Company’s common stock and the public trading market for biopharmaceutical companies, such as the Company.

The Company believes that the difference in value reflected between the fair value of its common stock for each equity issuance since October 2013 and the Price Range of this offering is the result of the following factors:

•	Updated market conditions used in the determination of the IPO price range after discussions with the managing underwriters for this offering.

•	Unlike the valuation methodologies used in connection with the Company’s historical equity issuances, the Price Range does not take into account the probability of alternative outcomes that could yield lower valuations, such as an acquisition at differing valuations or that the Company may continue as a private, stand-alone entity.

•	The Price Range represents a price per shares of common stock that would be immediately tradeable without any restrictions, while the estimated fair value of the historical equity grants took into account that the Company’s common stock was then illiquid, may never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

The holders of the Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Price Range

Confidential Treatment Requested by Immune Design Corp.

Securities and Exchange Commission	- 3 -	July 7, 2014

value assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO and the elimination of the preferred stock’s preferences, which results in a higher value being attributable to the common stock.

•	The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Company’s common stock compared to that of a private company.

•	The updates and advancements in the Company’s clinical programs, as discussed below.

•	The Company respectfully submits that the determination of the fair value of its common stock at each grant date since October 2013 was consistent with its past practice and consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Stock Option Grants

The following table summarizes by grant date the number of shares of common stock underlying stock options granted since October, 2013, as well as the estimated fair value of common stock (such share number adjusted to reflect Reverse Stock Split):

DATE OF GRANT	NUMBER OF SHARES SUBJECT TO OPTIONS GRANTED	ESTIMATED FAIR VALUE OF COMMON STOCK
December 19, 2013	[***]	$[***]
April 13, 2014	[***]	$[***]
May 23, 2014	[***]	$[***]
June 23, 2014	[***]	$[***]
June 27, 2014	[***]	$[***]

On June 23, 2014 and June 27, 2014, the Company granted an aggregate of [***] options to certain employees and directors (such share number adjusted to reflect the Reverse Stock Split). At the time the option grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $[***] per share (such value per share adjusted to reflect the Reverse Stock Split). The Company believes that the primary difference in value reflected between the value of its common stock as of June 23, 2014 and June 27, 2014 and the estimated Price Range of this offering is attributable to the key shared factors noted above and the timing to an IPO exit scenio.

On April 13, 2014 and May 23, 2014, the Company granted options to certain employees to purchase an aggregate of [***] shares of common stock (such share number adjusted to reflect the Reverse Stock Split). At the time the April 13, 2014 and May 23, 2014 option grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $[***] per share (such value per share adjusted to reflect the Reverse Stock Split). The Company believes that the primary difference in value reflected between the value of its common stock as of April 13, 2014 and May 23, 2014 and the estimated Price Range of this offering, in addition to the other factors previously noted and the time to an IPO exit scenario, is the subsequent increased probability added to IPO exit of 20% after feedback from the “test-the-water” and the filing of the registration statement, meetings and feedback from its managing underwriters and the initiation of the Phase 1 clinical trial for LV305.

Confidential Treatment Requested by Immune Design Corp.

Securities and Exchange Commission	- 4 -	July 7, 2014

On December 19, 2013, the Company granted options to certain employees to purchase [***] shares of common stock (such share number adjusted to reflect the Reverse Stock Split). In connection with the preparation of our financial statements for the year ended December 31, 2013, we reassessed our estimate of fair value of our common stock with the assistance of a third-party valuation firm. Following this reassessment, it was determined that for financial reporting purposes the fair value of our common stock was $[***] per share (such value per share adjusted to reflect the Reverse Stock Split). Primary factors related to the increase in value since the December 2013 valuation, in addition to all other factors previously noted, were the increased probability added to IPO exit by 25% due to the decision in February 2014 to pursue an IPO and completion of key milestones including the completion of the first clinical lot of LV305, IND clearance of LV305, initiation of the G305 and G100 clinical trials, and the observation of an initial complete response in one of our first patients in a single locoregional tumor treated with G100 (and their effect on dissolution and exit probabilities).

***

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (650) 463-4194 or Seo Salimi at (650) 463-4063. We thank you in advance for your attention to the above.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	Carlos Paya, M.D., Ph.D., Immune Design Corp.
Stephen Brady, Immune Design Corp.
Seo Salimi, Esq., Hogan Lovells US LLP
Divakar Gupta, Esq., Cooley LLP
David Peinsipp, Esq., Cooley LLP
Charles S. Kim, Esq., Cooley LLP

Confidential Treatment Requested by Immune Design Corp.